September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (707) 863-6815

David L. Payne
Chief Executive Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re:** **Westamerica Bancorporation.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 01-9383**

Dear Mr. Payne:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 11

1. You provide a brief description of your compensation program for the named
    executive officers, including reference to your evaluation of peer compensation as
    well as performance measurements that you considered. Please discuss and
    analyze how the Committee applied the compensation principles in making
    compensation awards to the named executive officers. For example, discuss the
    Committee's reasons for granting increases in the named executive's base salary
    in 2006. Revise your Compensation Discussion and Analysis to explain how the
    compensation program was implemented during the relevant period; including a
    discussion of significant factors considered and how they affected compensation
    awards under both the cash incentive and equity compensation programs.

2. Please specifically address the performance targets which the Committee uses to
    determine the adjusted business performance portion of your bonus determination.
    In particular, please disclose the targets used to determine performance award
    under the cash incentive and Restricted Performance Shares programs, both for
    the year discussed and any changes to the targets for the following year
    determined during the Committee's first quarter meetings. Revise your disclosure
    to discuss the specific items of company performance, such as those relating to
    earnings per share, return on average shareholders' equity, and other operational
    and strategic objectives and how your incentive awards are specifically structured
    around such performance goals.   For example, discuss the performance necessary
    to reach the target performance threshold necessary to allow cash bonuses to be
    paid, the target amount necessary to reach the target bonus amount and the
    performance which would be necessary to allow for the maximum business
    performance adjustment. Please note that qualitative goals generally need to be
    presented to conform to the requirements of Item 402(b)(1)(v) and Item
    402(b)(2)(v) of Regulation S-K. If you did not include performance targets
    because you concluded that their disclosure would cause competitive harm to
    Westamerica, please provide the staff with your confidentiality analysis. Also, for
    any excluded targets revise your disclosure to provide the discussion of the level
    of difficulty necessary to reach the targets contemplated by Instruction 4 to Item
    402(b) of Regulation S-K. In discussing how difficult it will be for the executive
    or how likely it will be for the registrant to achieve the target levels or other
    factors, provide as much detail as necessary without providing information that
    poses a reasonable risk of competitive harm.

3. It appears that the individual performance of the named executive officer is a
    significant factor which determines the size of individual compensation awards.
    Please discuss and analyze the effect of individual performance on incentive
    compensation on the Committee's compensation awards made under the non-
    equity incentive plan. In particular, analyze how individual performance
    contributed to compensation awards for the named executive officers. For

example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

4. There appear to be significant differences in the compensation amounts awarded to Mr. Payne and the other named executives. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release 33-8732A. Please discuss why the compensation of your CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

5. Please provide additional detail regarding the pension plan made available to Mr. Payne. In particular, please disclose why the company provides this benefit and how this benefit fits into your compensation program. Please refer to Item 402(b)(1)(iv and vi) of Regulation S-K.

6. Disclose how the Committee determined that the terms of the change in control provisions of the stock option plan that options vest upon a change of control were appropriate, particularly since vesting would occur weather or not the named executive is terminated. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 23

7. Please provide the entire representation required by Instruction 4(c) to Item 404(a) of Regulation S-K when providing disclosure about loans to related parties. In particular, please clarify that loans are made on the same terms, including interest rates, as loans available to other persons *not related to the lender (Westamerica)*.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Kris Irvine